SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated May 16, 2006 regarding the Poll Results of the registrant’s Annual General Meeting held on May 16, 2006.

1.2	Announcement dated May 16, 2006 regarding the registrant’s key performance indicators for the first quarter of 2006.

1.3	Press release dated May 16, 2006 regarding the registrant’s key performance indicators for the first quarter of 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNUAL GENERAL MEETING

HELD ON 16 MAY 2006 – POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting (the “AGM”) of the Company held on 16 May 2006 as follows:-

Resolutions proposed at the AGM		No. of Votes (Approx. %)
		For	Against
1	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2005.	3,204,261,268 (99.6859%)	10,097,122 (0.3141%)
The resolution was duly passed as an ordinary resolution.

2(a)	To re-elect Mr. FOK Kin-ning, Canning as a director.	3,290,056,386 (99.9215%)	2,583,517 (0.0785%)
The resolution was duly passed as an ordinary resolution.

2(b)	To re-elect Mr. Tim Lincoln PENNINGTON as a director.	3,291,424,047 (99.9631%)	1,215,842 (0.0369%)
The resolution was duly passed as an ordinary resolution.

2(c)	To re-elect Mr. Naguib SAWIRIS as a director.	3,291,408,386 (99.9624%)	1,239,017 (0.0376%)
The resolution was duly passed as an ordinary resolution.

2(d)	To re-elect Mr. Aldo MAREUSE as a director.	3,291,426,386 (99.9631%)	1,213,517 (0.0369%)
The resolution was duly passed as an ordinary resolution.

2(e)	To authorise the board of directors to fix the directors’ remuneration.	3,267,876,857 (99.2696%)	24,044,250 (0.7304%)
The resolution was duly passed as an ordinary resolution.

3	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.	3,234,971,145 (99.9943%)	185,500 (0.0057%)
The resolution was duly passed as an ordinary resolution.

4(a)	Ordinary resolution on item 4(A) of the Notice of the AGM (To grant a general mandate to the directors of the Company to issue additional shares).	2,925,032,089 (91.5317%)	270,617,197 (8.4683%)
The resolution was duly passed as an ordinary resolution.

4(b)	Ordinary resolution on item 4(B) of the Notice of the AGM (To grant a general mandate to the directors of the Company to repurchase shares of the Company).	3,235,118,274 (99.9957%)	139,652 (0.0043%)
The resolution was duly passed as an ordinary resolution.

4(c)	Ordinary resolution on item 4(C) of the Notice of the AGM (To extend the general mandate to the directors of the Company to issue additional shares).	3,213,788,037 (99.3666%)	20,485,499 (0.6334%)
The resolution was duly passed as an ordinary resolution.

5	Ordinary resolution on item 5 of the Notice of the AGM (To approve the share option scheme of Hutchison Essar Limited).	3,193,789,080 (99.9420%)	1,852,302 (0.0580%)
The resolution was duly passed as an ordinary resolution.

6	Ordinary resolution on item 6 of the Notice of the AGM (To approve the share option plan of Partner Communications Company Ltd.).	3,193,786,049 (99.8908%)	3,490,077 (0.1092%)
The resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the issued share capital of the Company was 4,752,546,209 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of the Company, acted as scrutineers for the poll at the AGM.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim Lincoln PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. Aldo MAREUSE	Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Lincoln Pennington)
Ms. NARDI, Kar Wai Agnes (Alternate to Mr. Frank John Sixt)
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih

Company Secretary

Hong Kong, 16 May 2006

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

Consistent with the Company’s prior practice to enhance the transparency of the Group and to provide information with which its shareholders, investors and the public may better appraise the business performance of the Group, the Board announces certain selected unaudited key performance indicators for the first quarter of 2006.

The Company discloses selected unaudited key performance indicators of the Group’s mobile telecommunications businesses on a quarterly basis in order to enhance the transparency of the Group and to provide information with which our shareholders, investors and the public may better appraise the business performance of the Group.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS FOR THE 3 MONTHS ENDED 31 MARCH 2006

The Group’s mobile customer base was approximately 21,102,000 as at 31 March 2006. The key performance indicators for the first quarter of 2006 and the comparative figures for the four previous quarters are as follows:

Customer Base

	Q1 2006			Q4 2005			Q3 2005			Q2 2005			Q1 2005
	31 March 2006			31 December 2005			30 September 2005			30 June 2005			31 March 2005
Country	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,009	1,398	611	1,971	1,365	606	1,920	1,341	579	1,890	1,316	574	1,883	1,291	592
India	15,361	2,899	12,462	11,413	2,535	8,878	9,709	2,455	7,254	8,441	2,364	6,077	7,798	2,265	5,533
Israel	2,560	1,798	762	2,529	1,775	754	2,480	1,741	739	2,409	1,690	719	2,372	1,666	706
Thailand	747	346	401	732	345	387	719	340	379	676	329	348	662	344	318
Others	425	X	X	296	X	X	236	X	X	332	X	X	293	X	X

GROUP MOBILE TOTAL	21,102			16,941			15,064			13,748			13,008

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(7)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(8)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the total customer base for India was approximately 13,663,000, postpaid customer base was approximately 2,565,000 and prepaid customer base was approximately 11,099,000.

ARPU1

		Q1 2006			Q4 2005			Q3 2005			Q2 2005			Q1 2005
		31 March 2006			31 December 2005			30 September 2005			30 June 2005			31 March 2005
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong
(incl Macau)	HKD	147	199	28	153	204	34	154	207	33	154	209	31	145	199	31
India	INR	454	1,118	285	511	1,155	310	518	1,106	305	554	1,150	316	568	1,178	313
Israel	NIS	152	X	X	148	X	X	162	X	X	157	X	X	157	X	X
Thailand	THB	643	1,000	332	627	969	321	623	941	331	690	1,011	293	745	1,155	260
Others	USD	5.91	X	X	6.25	X	X	6.76	X	X	9.17	X	X	9.36	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(5)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the blended ARPU was INR472, postpaid ARPU was INR1,148 and prepaid ARPU was INR300.

MOU1

	Q1 2006			Q4 2005			Q3 2005			Q2 2005			Q1 2005
	31 March 2006			31 December 2005			30 September 2005			30 June 2005			31 March 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong
(incl Macau)	451	628	47	455	632	50	454	628	51	423	593	46	394	558	45
India	378	753	282	385	728	278	369	687	254	351	654	230	342	629	222
Israel	301	371	124	287	X	X	306	X	X	296	X	X	289	X	X
Thailand	414	593	258	418	586	267	396	529	273	341	468	212	381	513	223
Others	129	X	X	138	X	X	145	X	X	140	X	X	157	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(4)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the blended MOU was 393, postpaid MOU was 777 and prepaid MOU was 295.

Churn1

	Q1 2006			Q4 2005			Q3 2005			Q2 2005			Q1 2005
	31 March 2006			31 December 2005			30 September 2005			30 June 2005			31 March 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong
(incl Macau)	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%	4.3%	2.1%	7.3%
India	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%	6.4%	5.8%	6.7%
Israel	1.4%	X	X	1.0%	X	X	1.1%	X	X	1.2%	X	X	1.3%	X	X
Thailand	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%	7.9%	5.2%	11.0%
Others	2.1%	X	X	3.9%	X	X	3.4%	X	X	3.1%	X	X	2.4%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(4)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the blended churn was 5.0%, postpaid churn was 5.0%, and prepaid churn was 5.0%.

The Company’s unaudited consolidated net loss attributable to equity holders for the three months ended 31 March 2006 was HK$24 million.

The Board wishes to remind investors that the above key performance indicators and net loss attributable to the Company’s equity holders are based on the Group’s unaudited internal records.

Investors are cautioned not to unduly rely on such data.

DEFINITIONS

“Board”	the board of Directors

“BPL Circles”	the three operations of BPL Mobile Cellular Limited in Maharashtra, Tamil Nadu and Kerala in India

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“INR”	Indian Rupees, the lawful currency of India

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“NIS”	New Israeli Shekels, the lawful currency of Israel

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

“THB”	Thai Baht, the lawful currency of Thailand

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 16 May 2006

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alt1ernate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. Aldo MAREUSE	Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)
Ms. NARDI, Kar Wai Agnes (Alternate to Mr. Frank John Sixt)
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

Exhibit 1.3

Hutchison Telecom Announces Record Quarterly Customer Growth

HONG KONG, 16 May 2006 – Hutchison Telecommunications International Limited (“Hutchison Telecom”, “The Group”; SEHK:2332 and NYSE:HTX) today announced its unaudited key performance indicators for the first quarter ended 31 March 2006, reporting the strongest net additions to its mobile customer base in a single quarter since Hutchison Telecom listed in 2004.

The Group recorded its highest ever quarterly net additions with organic growth of 2.6 million mobile customers. The acquisition of BPL Mobile Cellular Limited in January brought a further 1.6 million customers, taking our total customer base to 21.1 million at the end of March 2006 and the year on year growth to 62%.

The customer base of our Indian operation increased rapidly to 15.4 million at the end of March 2006, the strongest net additions the operation has ever recorded and almost doubled last quarter’s net additions.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, commented: “The growth in the mobile market in India was reflected in our business with record quarterly growth. Through the rapid expansion of our network, commitment to innovative marketing offers and a well recognised brand, our Indian operation has positioned itself as one of the leading mobile operators in the market.”

- End -

For further information, please contact:

Ms Mickey Shiu

Hutchison Telecommunications International Limited

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Hong Kong, and operates or is rolling out mobile telecommunications services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”.

Hutchison Telecom is a listed company with American depositary shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332”. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information, see www.htil.com.

Customer Base

	Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005
Country	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,009	1,398	611	1,971	1,365	606	1,920	1,341	579	1,890	1,316	574	1,883	1,291	592
India	15,361	2,899	12,462	11,413	2,535	8,878	9,709	2,455	7,254	8,441	2,364	6,077	7,798	2,265	5,533
Israel	2,560	1,798	762	2,529	1,775	754	2,480	1,741	739	2,409	1,690	719	2,372	1,666	706
Thailand	747	346	401	732	345	387	719	340	379	676	329	348	662	344	318
Others	425	X	X	296	X	X	236	X	X	332	X	X	293	X	X

GROUP MOBILE TOTAL	21,102			16,941			15,064			13,748			13,008

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(7)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(8)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the total customer base for India was approximately 13,663,000, postpaid customer base was approximately 2,565,000 and prepaid customer base was approximately 11,099,000.

ARPU1

		Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	147	199	28	153	204	34	154	207	33	154	209	31	145	199	31
India	INR	454	1,118	285	511	1,155	310	518	1,106	305	554	1,150	316	568	1,178	313
Israel	NIS	152	X	X	148	X	X	162	X	X	157	X	X	157	X	X
Thailand	THB	643	1,000	332	627	969	321	623	941	331	690	1,011	293	745	1,155	260
Others	USD	5.91	X	X	6.25	X	X	6.76	X	X	9.17	X	X	9.36	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(5)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the blended ARPU was INR472, postpaid ARPU was INR1,148 and prepaid ARPU was INR300.

MOU1

	Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	451	628	47	455	632	50	454	628	51	423	593	46	394	558	45
India	378	753	282	385	728	278	369	687	254	351	654	230	342	629	222
Israel	301	371	124	287	—	—	306	—	—	296	—	—	289	—	—
Thailand	414	593	258	418	586	267	396	529	273	341	468	212	381	513	223
Others	129	X	X	138	X	X	145	X	X	140	X	X	157	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(4)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the blended MOU was 393, postpaid MOU was 777 and prepaid MOU was 295.

Churn1

	Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%	4.3%	2.1%	7.3%
India	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%	6.4%	5.8%	6.7%
Israel	1.4%	X	X	1.0%	X	X	1.1%	X	X	1.2%	X	X	1.3%	X	X
Thailand	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%	7.9%	5.2%	11.0%
Others	2.1%	X	X	3.9%	X	X	3.4%	X	X	3.1%	X	X	2.4%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(4)	Excluding the effects of BPL Circles included in Q1 2006 but no prior period, the blended churn was 5.0%, postpaid churn was 5.0%, and prepaid churn was 5.0%.